April 10, 2006

VIA FACSIMILE

Michele M. Anderson, Esq. Legal Branch Chief United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Cenuco, Inc.

Amendment No. 2 to Preliminary Schedule 14A

File No. 1-32187

Dear Ms. Anderson:

On behalf of Cenuco, Inc. (the “Company” or “Cenuco”), we are responding to the Staff’s comment letter, dated April 3, regarding Amendment No. 2 to the Company’s Preliminary Schedule 14A (the “Schedule 14A”) filed with the Securities and Exchange Commission on March 24, 2006. We are filing concurrently herewith Amendment No. 3 to the Schedule 14A.

We have set forth below each of the Staff’s comments and the Company’s response to each comment.

General

1.

As stated in prior comment 1 of our letter dated March 17, 2006, we believe that, by operation of Note A, the proxy statement should contain all of the information required by Item 14 of Schedule 14A. We also note that you continue to incorporate by reference much of the information required by Item 14, such as the historical and pro forma financial information and other information about the parties to the transaction. As it does not appear that you are eligible to incorporate financial statements or other information by reference into this Schedule 14A pursuant to Item 14(e) of Schedule 14A and Parts A, B and C of Form S-4, please revise to include this information in the proxy statement.

Michele M. Anderson, Esq.

April 10, 2006

In response to the Staff’s comment, the Company has elected to delete from the Schedule 14A stockholder consideration of Proposals 1 and 2, the two proposals that relate to the Merger. Accordingly, we do not believe that Note A has any further applicability to the Schedule 14A and that no information is required pursuant to Item 14 of Schedule 14A. The changes to the Schedule 14A that were made consistent with deleting these proposals include the deletion of all information that was previously incorporated by reference as well as the financial statements provided in the F pages of the Schedule 14A. Please note that the Company has elected to disclose on a voluntary basis certain information relating to the Merger in order to provide context to the Company’s stockholders with respect to the remaining proposals.

As a consequence of the Company’s decision to delete Proposals 1 and 2, the shares of the Company’s Series A Junior Participating Preferred Stock that were issued in the Merger will continue to be outstanding after the Meeting and will not be converted into shares of the Company’s common stock. No such conversion shall occur until such time as the holders of the Company’s common stock approve the issuance of the shares of common stock upon conversion. The Company understands that it is the Staff’s belief that by operation of Note A, any proxy statement that includes a proposal to approve the issuance of shares of common stock upon conversion of the shares of Series A Junior Participating Preferred Stock should contain all of the information required by Item 14 of Schedule 14A.

Factors Considered by the Board of Directors of Cenuco, page 38

2.	We have considered your revisions in response to prior comment 7. Please revise the board’s reference to vFinance’s opinion in the third bullet on page 38 to specifically note that
•	several of the advisor’s analyses resulted in very wide ranges of value; and
•

the results of the discounted cash flow analysis suggest that the Cenuco shareholders should have received a considerably higher percentage ownership in the combined entity than the 35% they received, based on the company’s market capitalization at the date of the fairness opinion.

Also revise to explain how the board was able to determine that the merger with Hermes was in the best interest of Cenuco stockholders despite the results of these analyses. In this regard, the information provided in your response to prior comment 7 may be appropriate.

In response to the Staff’s comment, we have revised the applicable disclosure, although we determined that the revised disclosure should be inserted on page 39 where the potentially negative factors in the Board’s deliberations are discussed rather than at the location suggested in the Staff’s comment.

Michele M. Anderson, Esq.

April 10, 2006

Please do not hesitate to contact me at (212) 883-4992 with any questions or comments regarding this letter or the Preliminary Schedule 14A. Thank you in advance for your attention to this matter.

Sincerely,

Herbert Henryson II

For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

cc:	Andrew Sheldrick, Esq,